Exhibit 1

VISTA
ENERGY FOR TOMORROW

2022

Full Year and 4th Quarter Results

Mexico City, February 23, 2023
NYSE: VIST
BMV: VISTA

2022 Full Year and 4th Quarter Results Mexico City, February 23, 2023 NYSE: VIST BMV: VISTA

Vista full year 2022 results and fourth quarter 2022 results

February 23, 2023, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results for full year 2022 and Q4 2022.

Full year 2022 highlights:

•

During 2022, the Company completed and tied-in 28 shale oil wells. Five pads were tied-in in Bajada del Palo Oeste (BPO-11 to BPO-15), which added 20 new wells on production, increasing the total number of wells on production in the block to 60 at year-end. In Bajada del Palo Este, the Company completed and tied-in its first two wells. In Aguada Federal, the Company completed and tied-in its first six wells. Total shale production in 2022 averaged 34,671 boe/d.

•

Total proved reserves as of December 31, 2022, totaled 251.6 MMboe, a 39% increase compared to 181.6 MMboe as of December 31, 2021. The increase was mainly driven by increased drilling and completion activity and strong well performance in Bajada del Palo Oeste and Aguada Federal. The implied reserves replacement ratio was 495%, while the oil reserves replacement ratio was 515%.

•

During 2022, total production was 48,560 boe/d, composed of 40,078 bbl/d of oil, representing 83% of the total production, 1.28 MMm3/d of natural gas, representing 16% of the total production, and 450 boe/d of NGL, representing the remaining 1%. Total production in 2022 increased 25% vis-à-vis 2021. Vista exported 6,567.4 Mbbl of oil (represented 44% of oil sales volumes), a 115% increase y-o-y.

•	During 2022, the Company reduced scope 1 and 2 GHG emissions intensity by 25%, from 24 kg CO2e/boe to 18 kg CO2e/boe.

•	During 2022, the average realized crude oil price was 72.3 $/bbl, a 32% increase compared to 2021. The average realized natural gas price for 2022 was 4.0 $/MMBtu, 25% higher than 2021.

•

Total revenues during 2022 were 1,143.8 $MM, a 75% increase compared to 652.2 $MM during 2021. The increase was mainly driven by the increase in oil production and higher realized prices. Revenues from exports were 574.7 $MM in 2022, a 216% increase vis-à-vis 2021.

•

Lifting cost in 2022 was 7.5 $/boe, down from 7.6 $/boe in 2021, reflecting the implementation of tactical cost saving initiatives and the dilution of fixed costs through incremental production volumes.

•

Adjusted EBITDA for 2022 was 764.5 $MM, resulting in an Adjusted EBITDA margin of 67%. Such figure represents a 101% increase compared to an Adjusted EBITDA of 380.1 $MM during 2021 and was driven by higher revenues and lower lifting costs.

•

Adjusted Net Income during 2022 totaled 371.8 $MM, compared to 78.5 $MM during 2021, mainly driven by a higher Adjusted EBITDA, partially offset by higher depreciation, depletion and amortization, and higher income tax expense. Adjusted EPS was 4.23 $/share in 2022, compared to 0.89 $/share in 2021.

•

Total CAPEX for 2022 was 540.0 $MM, of which approximately 361.6 $MM were invested in the development of shale wells, 106.7 $MM in facilities, 59.2 $MM in G&G studies, IT projects, and other infrastructure, and 12.5 $MM in the development of wells in conventional assets.

•

In 2022, the Company recorded a positive free cash flow of 197.1 $MM (1). Cash flow generated by operating activities was 689.7 $MM, while cash flow used in investing activities reached 582.7 $MM for the year. Cash flow used in financing activities totaled 177.7 $MM (2), mainly driven by the payments of 195.1 $MM in principal, 34.4 $MM in interest and 29.3 $MM in the share buy-back program, partially offset by proceeds from borrowings of 128.8 $MM.

•	Cash at the end of 2022 was 244.4 $MM. Gross debt totaled 549.3 $MM as of year-end, resulting in a net debt of 304.9 $MM and a net leverage ratio of 0.4x Adjusted EBTIDA.

(1)	Excludes initial payment to Wintershall of 90 $MM in Q1 2022, related to the acquisition of 50% operating working interest in Aguada Federal and Bandurria Norte concessions.

(2)

Cash flow generated by financing activities is the sum of: (i) cash flow used by financing activities for -143.2 $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for -33.1 $MM; and (iii) the variation in Government bonds for -1.4 $MM.

Recent developments:

•	Vista announced on February 23rd, 2023, a transaction to increase its focus on its shale oil operations in Vaca Muerta and strengthen shareholder returns.

•

Based on this premise, its subsidiary Vista Energy Argentina S.A.U. (“Vista Argentina”) has reached a two-phased agreement (the “Transaction”) starting March 1st, 2023, with Petrolera Aconcagua Energía S.A. (“Aconcagua”), an in-basin upstream producer with integrated services focused on conventional production, which will become the operator of concessions Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, 25 de Mayo Medanito SE and Jagüel de los Machos, the gas transportation concessions in Entre Lomas Río Negro and Jarilla Quemada and crude oil transport concession in 25 de Mayo Medanito SE, currently held by Vista (the “Concessions”). During the first phase of the Transaction, which will end no later than February 28th, 2027 (the “Final Closing Date”), Aconcagua will be entitled to 60% of the hydrocarbons produced in the Concessions and will bear 100% of the costs, taxes, and royalties of such Concessions, whereas Vista Argentina, will keep the entitlement to the remaining 40% of the hydrocarbons produced and will receive from Aconcagua an upfront payment. Vista Argentina and Aconcagua will work jointly with the Provinces of Río Negro and Neuquén to negotiate an extension of the exploitation and transportation concession titles governing each of the Concessions, pursuant to the terms provided for in the applicable regulation in Argentina. Vista Argentina will remain concession title holder until certain Provincial authorizations are obtained, which shall be requested no later than the Final Closing Date, when the Concessions will be transferred to Aconcagua, subject to Provincial approvals.

•	For more information, please refer to the Relevant Fact published on February 23rd, 2023 on our website (https://vistaenergy.com/investors?lang=en).

Q4 2022 highlights:

•

Q4 2022 total production was 54,718 boe/d, a 33% increase compared to Q4 2021. Oil production in Q4 2022 increased 41% y-o-y to 45,745 bbl/d, mainly driven by solid well performance in Bajada del Palo Oeste and Aguada Federal.

•	In Q4 2022, shale production was 41,479 boe/d, boosted by the tie-in of pads BPO-14 and AF-3, tied-in between September and October 2022. Shale production increased 61% compared to Q4 2021.

•

Revenues in Q4 2022 were 308.1 $MM, 57% above the 196.0 $MM generated in Q4 2021, driven by an increase in production and realized prices. During Q4 2022, revenues from oil and gas exports were 170.7 $MM, a 142% increase y-o-y and representing 55% of total revenues. Oil exports were 159.9 $MM and represented 56% of oil revenues.

•	In Q4 2022, the average realized crude oil price was 68.9 $/bbl, a 14% increase compared to the average realized crude oil price of Q4 2021.

•	Realized natural gas price for Q4 2022 was 4.5 $/MMBtu, resulting in a 65% increase y-o-y driven by sales to industrial customers at 3.0 $/MMBtu, and exports to Chile at 8.8 $/MMBtu.

•

Lifting cost in Q4 2022 was 7.2 $/boe, representing a 11% decrease compared to Q4 2021, reflecting the implementation of tactical cost saving initiatives and the dilution of fixed costs through incremental production volumes.

•

Adjusted EBITDA for Q4 2022 was 201.7 $MM, a 73% increase compared to Q4 2021, driven by the increase in revenues amid lower lifting costs. Adjusted EBITDA margin was 65%, 6 p.p. above the Adjusted EBITDA margin of Q4 2021.

•

Adjusted Net Income during Q4 2022 totaled 171.0 $MM, compared to 35.4 $MM during Q4 2021, mainly driven by a higher Adjusted EBITDA, a positive income tax impact of 98.4 $MM, and partially offset by higher depreciation, depletion and amortization. Adjusted EPS was 1.95 $/share in Q4 2022, compared to 0.40 $/share in Q4 2021.

•	In Q4 2022, CAPEX was 145.2 $MM, reflecting the drilling of eight wells and the completion of seven wells in our Vaca Muerta blocks.

•

In Q4 2022, the Company recorded a positive free cash flow of 57.2 $MM. Cash flow generated by operating activities was 215.4 $MM, while cash flow used in investing activities reached 158.2 $MM for the quarter. Cash flow generated by in financing activities totaled 4.5 $MM, mainly driven by proceeds from borrowings of 52.6 $MM, partially offset by the payment of 30.1 $MM of principal and 5.5 $MM for the share buy-back program.

Vista FY 2022 and Q4 2022 results

P1 Reserves

Proved (“P1”) reserves as of December 31, 2022, were 251.6 MMboe, a 39% increase y-o-y. P1 reserves additions totaled 87.8 MMboe, implying a reserves replacement ratio of 495%. The proved oil and gas reserves in Vista’s flagship Bajada del Palo Oeste project were estimated at 186.4 MMboe.

The table below shows the certified P1 reserves breakdown:

Proved reserves breakdown by type (MMboe)	2022	2021	▲ y/y (MMboe)	▲ y/y (%)
Proved developed reserves	86.2	64.7	21.5	33%
Oil	68.5	48.5	20.0	41%
Natural Gas	17.7	16.2	1.5	9%
Proved undeveloped reserves	165.4	116.9	48.5	42%
Oil	139.5	98.1	41.4	42%
Natural Gas	25.9	18.8	7.2	38%

Total proved reserves	251.6	181.6	70.0	39%

Considering a total production of 17.7 MMboe for 2022, the implied P1 reserves life was 14.2 years, as shown below:

Proved reserves reconciliation	Oil (MMbbl)(1)	Natural Gas (MMboe)	Total (MMboe)
Proved reserves YE 2021	146.6	35.0	181.6
(-) Production	(14.8)	(2.9)	(17.7)
(+) Additions	76.2	11.6	87.8

Proved reserves YE 2022	208.0	43.6	251.6

Reserves replacement ratio	515%	395%	495%

Reserves life (years)	14.1	14.9	14.2

The table below shows the certified P1 reserves breakdown by concession:

Net reserves by concession	Oil (MMbbl) (1)	Natural Gas (MMboe)	Total (MMboe)
Bajada del Palo Oeste	155.9	30.6	186.4
Aguada Federal	31.5	5.9	37.4
Bajada del Palo Este	6.7	1.8	8.5
Entre Lomas Rio Negro	3.7	2.2	6.0
CS-01	2.9	1.1	4.0
25 de Mayo–Medanito SE	2.8	0.2	3.0
Jagüel de los Machos	2.1	0.6	2.7
Coirón Amargo Norte	0.6	0.2	0.8
Entre Lomas Neuquén	1.1	0.4	1.5
Charco del Palenque	0.6	0.1	0.7
Acambuco	0.1	0.6	0.7
Jarilla Quemada	0.0	0.0	0.0
Bandurria Norte	0.0	0.0	0.0

Total	208.0	43.6	251.6

(1)	Oil includes crude oil and condensate and NGL; NGLs represent less than 1% of total reserves of the Company

Bajada del Palo Oeste

The certified P1 oil and gas reserves in Bajada del Palo Oeste were 186.4 MMboe as of December 31, 2022, a 20% increase with respect to year-end 2021.

The increase was mainly driven by new well activity and strong results in well productivity, as the Company tied-in 20 new wells during 2022. This led to the addition of 32 P1 shale oil well locations in Bajada del Palo Oeste, resulting in a total of 166 booked P1 locations. Proved additions in the block totaled 42.9 MMboe.

The Company has identified up to 550 new well locations in the block and has drilled and tied-in 60 shale oil wells since the start of the project in 2018.

Aguada Federal

The certified P1 oil and gas reserves in Aguada Federal were 37.4 MMboe as of December 31, 2022. The block had no certified P1 reserves at the end of 2021.

The increase was mainly driven by new well activity, as the Company tied-in six new wells during 2022, which led to the addition of 40 P1 shale oil well locations in Aguada Federal.

Vista acquired a 50% working interest in the block in September 2021, and the remaining operated 50% working interest in January 2022. The Company has identified up to 150 new well locations in the block.

Mexico

Certified P1 reserves in block CS-01, located in Tabasco, Mexico, were 4.0 MMboe as of December 31, 2022, down from 4.5 MMboe at year-end 2021. The change was driven by 0.2 MMboe of 2022 production and a negative revision of 0.3 MMboe.

P1 reserves valuation

In accordance with the regulations set forth by the United States Securities and Exchange Commission (“SEC”), future net cash flows were calculated by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date reported, less the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves. Future net cash flows were then discounted using a factor of 10% per annum.

For the assets located in Argentina, the proved reserves as of December 31, 2022, were calculated with a price of 72.3$/bbl for oil, 31.2 $/boe for LPG and 3.9 $/MMBtu for natural gas, compared to 54.9 $/bbl, 26.7 $/boe and 3.4 $/MMBtu, respectively, as of December 31, 2021. These prices are assumed flat for the entire valuation in accordance with SEC regulations.

The estimated certified future net cash flows attributable to Vista’s interests in the P1 reserves, as of December 31, 2022, of the properties located in Argentina, evaluated using the regulations established by the SEC, are summarized as follows:

Future net cash flows (Cumulative $MM)	Undiscounted	Discounted at 10% p.a.
Proved developed	2,472.3	1,614.5
Proved undeveloped	3,760.1	1,577.3

Total proved	6,232.4	3,191.8

For CS-01 block, in Mexico, the proved reserves as of December 31, 2022, were calculated with a price of 80.2 $/bbl for oil, and 4.7 $/MMBtu for natural gas. These prices are assumed flat for the entire valuation in accordance with SEC regulations.

The estimated future net cash flows attributable to Vista’s interests in the proved reserves, as of December 31, 2022, of the CS-01, using the regulations established by the SEC are summarized as follows:

Future net cash flows (Cumulative $MM)	Undiscounted	Discounted at 10% p.a.
Total proved	101.4	49.6

The information included regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2022, from the reports dated January 30, 2023, prepared by DeGolyer and MacNaughton for Vista’s concessions located in Argentina and Mexico.

Production

Total average net daily production

	Q4-22	Q3-22	Q4-21	▲ y/y	▲ q/q	2022	2021	▲ y/y
Total (boe/d)	54,718	50,669	41,064	33%	8%	48,560	38,845	25%
Oil (bbl/d)	45,745	41,909	32,436	41%	9%	40,078	30,359	32%
Natural Gas (MMm3/d)	1.35	1.32	1.29	5%	3%	1.28	1.27	0%
NGL (boe/d)	460	462	524	(12)%	(0)%	450	475	(5)%

Average daily production during Q4 2022 was 54,718 boe/d, comprised of 45,745 bbl/d of oil, representing 84% of total production, 1.35 MMm3/d of natural gas and 460 boe/d of NGL. Total shale production was 41,502 boe/d, of which 80% corresponds to shale oil wells in Bajada del Palo Oeste.

Q4 2022 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average
Total net production per concession		45,745	1.35	460	54,718	100%

Entre Lomas	100%	3,339	0.21	430	5,081	9%
Bajada del Palo Este (conventional)	100%	510	0.03	24	731	1%
Bajada del Palo Oeste (conventional)	100%	530	0.13	—	1,326	2%
Bajada del Palo Este (shale)	100%	2,187	0.01	—	2,263	4%
Bajada del Palo Oeste (shale)	100%	28,890	0.71	—	33,368	61%
Agua Amarga	100%	222	0.00	6	247	0%
25 de Mayo-Medanito	100%	2,213	0.03	—	2,385	4%
Jagüel de los Machos	100%	2,102	0.10	—	2,738	5%
Coirón Amargo Norte	84.6%	167	—	—	167	0%
Águila Mora (shale)	90%	—	—	—	—	—
Acambuco (non-operated)	1.5%	16	0.02	—	137	0%
Aguada Federal (shale)	100%	5,155	0.11	—	5,847	11%
Bandurria Norte (shale)	100%	—	—	—	—	—
CS-01 (México)	100%	413	0.00	—	428	1%

Total shale production		36,233	0.83	—	41,479	76%

Total conventional production		9,512	0.52	460	13,240	24%

Revenues

Total revenues per product

Revenues per product - in $MM	Q4-22	Q3-22	Q4-21	▲ y/y	▲ q/q	2022	2021	▲ y/y
Total	308.1	333.6	196.0	57%	(8)%	1,143.8	652.2	75%
Oil	285.4	312.0	182.1	57%	(9)%	1,068.0	593.1	80%
Export market	159.9	175.6	70.5	127%	(9)%	559.6	182.2	207%
Domestic market	125.5	136.4	111.5	13%	(8)%	508.4	410.9	24%
Natural Gas	21.2	20.1	12.2	73%	5%	70.2	54.3	29%
Export market	10.8	1.1	—	—	931%	15.2	—	—
Domestic market	10.3	19.1	12.2	(16)%	(46)%	55.1	54.3	1%
NGL	1.6	1.4	1.7	(6)%	8%	5.6	4.8	16%

Average realized prices per product

Product	Q4-22	Q3-22	Q4-21	▲ y/y	▲ q/q	2022	2021	▲ y/y
Oil ($/bbl)	68.9	76.6	60.6	14%	(10)%	72.3	54.9	32%
Export market	74.1	90.2	70.9	5%	(18)%	85.2	59.6	43%
Domestic market	63.3	64.2	55.5	14%	(1)%	62.0	53.1	17%
Natural Gas ($/MMBtu)	4.5	4.4	2.7	65%	1%	4.0	3.2	25%
Export market	8.8	9.4	—	—	(6)%	8.0	—	—
Domestic market	3.0	4.3	2.7	9%	(31)%	3.5	3.2	9%
NGL ($/tn)	354	380	407	(13)%	(7)%	377	312	21%

Total sales volumes per product

Product	Q4-22		Q3-22	Q4-21	▲ y/y	▲ q/q	2022	2021	▲ y/y
Oil (MMbbl)	4.14	(1)	4.07	2.99	39%	2%	14.76	10.78	37%
Export market	2.16		1.95	1.00	117%	11%	6.57	3.05	115%
Domestic market	1.98		2.13	1.99	(0)%	(7)%	8.20	7.72	6%
Natural Gas (MMBtu)	4.73		4.55	4.74	(0)%	4%	17.68	17.04	4%
Export market	1.23		0.11	—	—	995%	1.90	—	—
Domestic market	3.51		4.44	4.74	(26)%	(21)%	15.78	17.04	(7)%
NGL (Mtn)	4.43		3.62	2.90	53%	22%	14.83	14.45	3%

(1)	Inventory build-up of 0.24 MMbbl, resulting from a production of 4.21 MMbbl, sales of 4.14 MMbbl and other adjustments for 0.16 MMbbl (mainly due to quality adjustments and production in transit).

During Q4 2022, total revenues were 308.1 $MM, 57% higher than Q4 2021 and 8% lower than Q3 2022, mostly driven by crude oil revenues. Revenues from oil and gas exports in Q4 2022 were 170.7 $MM, a 142% interannual increase and representing 55% of total revenues.

Crude oil revenues in Q4 2022 totaled 285.4 $MM, representing 92% of total revenues, a 57% increase compared to Q4 2021, mainly driven by shale oil production growth, and an improvement in realized oil prices. During Q4 2022, the Company exported 52% of crude oil sales volumes at a realized price of 74.1 $/bbl and sold the remaining 48% to the domestic market at a price of 67.2 $/bbl (63.3 $/bbl net of trucking transportation costs). Average realized oil price was 68.9 $/bbl, 14% above Q4 2021 and 10% below Q3 2022. Revenues from the oil export market accounted for 56% of the total revenues, reaching 159.9 $MM.

Natural gas revenues in Q4 2022 were 21.2 $MM, representing 7% of total revenues. The average realized natural gas price for the quarter was 4.5 $/MMBtu, a 65% increase compared to Q4 2021. Plan Gas represented 30% of total natural gas sales volume, with an average realized price of 2.8 $/MMBtu during the quarter. Sales to industrial clients represented 44% of total natural gas sales volume at an average realized price of 3.0 $/MMBtu. The remaining 26% of total natural gas sales volume was exported at an average realized price of 8.8 $/MMBtu.

NGL sales were 1.6 $MM during Q4 2022, representing 1% of total sales. NGL average price was 354 $/tn.

Lifting Cost

	Q4-22	Q3-22	Q4-21	▲ y/y	▲ q/q	2022	2021	▲ y/y
Lifting Cost ($MM)	36.1	34.8	30.3	19%	4%	133.4	107.1	25%
Lifting cost ($/boe)	7.2	7.5	8.0	(11)%	(4)%	7.5	7.6	(0.5)%

Lifting cost during Q4 2022 was 36.1 $MM, a 19% increase y-o-y. Lifting cost in Q4 2022 was 7.2 $/boe, an 11% decrease y-o-y, and a 4% reduction q-o-q, reflecting the implementation of tactical cost saving initiatives (mainly the pipeline from Aguada Federal to Bajada del Palo Oeste, which reduces oil transportation costs), and the dilution of fixed costs through incremental production volumes.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q4-22	Q3-22	Q4-21	▲ y	▲ q	2022	2021	▲ y
Net (loss) / profit for the period	75.5	76.7	35.6	40.0	(1.2)	269.5	50.7	219

(+) Income tax (expense) / benefit	33.2	54.2	36.2	(3.0)	(21.0)	164.0	102.1	62
(+) Financial results, net	29.8	35.9	10.3	19.5	(6.1)	95.6	57.8	38

Operating profit	138.5	166.8	82.0	56.5	(28.2)	529.1	210.6	319

(+) Depreciation, depletion and amortization	63.1	66.9	46.9	16.3	(3.8)	234.9	191.3	44
(+) Restructuring and Reorganization expenses and other adjustments	—	—	1.6	(1.6)	0.0	0.5	(7.7)	8
(+) Impairment of long-lived assets	—	—	(14.0)	14.0	0.0	—	(14.0)	14

Adjusted EBITDA (1)	201.7	233.7	116.5	85.2	(32.0)	764.5	380.1	384

Adjusted EBITDA Margin (%)	65%	70%	59%	+6 p.p.	(5) p.p.	67%	58%	+9 p.p.

(1)

Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments.

Adjusted EBITDA was 201.7 $MM in Q4 2022, a 73% increase compared to Q4 2021. Adjusted EBITDA was boosted by higher oil production amid lower lifting cost, as well as higher oil and gas realization prices. Adjusted EBITDA margin was 65%, improving 6 p.p. vis-à-vis Q4 2021.

Adjusted Net Income / Loss

Adjusted Net Income reconciliation ($MM)	Q4-22	Q3-22	Q4-21	▲ y	▲ q	2022	2021	▲ y
Net (loss) / profit for the period	75.5	76.7	35.6	39.9	(1.2)	269.5	50.7	218.9

Adjustments:
(+) Deferred Income tax	87.7	(14.3)	21.0	66.7	102.0	71.9	39.7	32.2
(+) Changes in the fair value of Warrants	7.8	17.0	(7.1)	14.9	(9.2)	30.4	2.2	28.2
(+) Impairment	0.0	0.0	(14.0)	14.0	0.0	0.0	(14.0)	14.0
Adjustments to Net Income/Loss	95.5	2.7	(0.1)	95.6	92.8	102.2	27.8	74.4

Adjusted Net Income/Loss	171.0	79.4	35.4	135.6	91.6	371.8	78.5	293.3

Adjusted EPS ($/share) (3)	1.95	0.92	0.40	1.55	1.03	4.23	0.89	3.3

Adjusted Net Income in Q4 2022 was 171.0 $MM, compared to an Adjusted Net Income of 35.4 $MM in Q4 2021. The y-o-y change was primarily driven by (a) higher Adjusted EBITDA (201.7 $MM in Q4 2022 compared to 116.5 $MM in Q4 2021), (b) a Current income tax benefit of 54.6 $MM in Q4 2022 compared to an expense of 15.2 $MM in Q4 2021 (1), (c) no Restructuring and reorganization expenses in Q4 2022 compared to 1.6 $MM in Q4 2021, offset by (d) higher Depreciation, depletion and amortization for 63.1 $MM in Q4 2022 compared to 46.9 $MM in Q4 2021, and (e) Financial results (net of changes in the fair value of warrants) for a total loss of 22.1 $MM in Q4 2022, compared to a loss 17.4 $MM in Q4 2021 (2).

In October 2022, the meeting of holders of the Warrants issued by the Company approved the amendments to the warrant indenture and the global certificate that covers such Warrants, by means of which a cashless exercise mechanism for Vista Warrants was implemented, entitling warrant holders to, in their sole discretion or at Vista’s discretion, obtain one Series A share representative of the capital stock of the Company for each 31 Warrants owned. As a result, a maximum of 3,215,483 shares will become outstanding once all Warrants are converted. As of October 4, 2022, the liability for warrants was settled for 32.9 $MM, an amount equal to the 3,215,483 series “A” shares.

Adjusted EPS (3) was 1.95 $/share in Q4 2022, compared to 0.92 $/share in Q3 2022 and an 0.40 $/share in Q4 2021.

(1)	Q4 2022 Current income tax benefit included a positive adjustment of 98.4 $MM, which reflects the full year impact accounted all together in Q4 2022.
(2)	In Q4 2022, Financial results, net were -29.8 $MM, plus Changes in the fair value of Warrants of 7.8, result in -22.1 $MM.
(3)

Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q4 2022, Q3 2022, Q4 2021, 2022 and 2021 were 87,664,094, 86,508,194, 88,473,206, 87,862,531, and 88,242,621, respectively.

Capex

Capex during Q4 2022 was 145.2 $MM. The Company invested 98.1 $MM in drilling and completion of Vaca Muerta wells, 2.7 $MM in drilling, completion and workover of wells in conventional assets, 30.7 $MM in development facilities (10.4 $MM in gathering and pipelines, 7.3 $MM in compression facilities, 3.8 $MM in treatment facilities and 9.2 $MM in other projects), and 13.7 $MM in G&G studies, IT projects and other infrastructure.

Financial overview

During Q4 2022, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 244.4 $MM. Cash flow generated by operating activities was 215.4 $MM, a 55% increase y-o-y. In addition, cash flow used in investing activities was 158.2 $MM, mostly driven by drilling and completion activity in Bajada del Palo Oeste and Aguada Federal (see Capex above). This resulted in a positive free cash flow of 57.2 $MM for the quarter.

In Q4 2022, cash flow generated by financing activities (1) totaled 4.5 $MM, mainly driven by proceeds from borrowings of 52.6 $MM, partially offset by the payment of 30.1 $MM of principal and 5.5 $MM for the share buy-back program.

Gross debt totaled 549.3 $MM as of quarter end, resulting in a net debt of 304.9 $MM. At the end of Q4 2022, Net leverage ratio decreased to 0.4x Adj. EBTIDA from 0.8x Adj. EBITDA at the end of Q4 2021.

(1)

Cash flow generated by financing activities is the sum of: (i) cash flow generated by financing activities for 8.8 $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for -4.8 $MM; and (iii) the variation in Government bonds for 0.4 $MM.

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market
ON class III	Vista Energy Argentina S.A.U.	02/21/20	02/21/24	9.5	Bullet at maturity	3.50%	USD	BCBA Argentina
ON class VI	Vista Energy Argentina S.A.U.	12/04/20	12/04/24	10.0	Bullet at maturity	3.24%	ARS in USD-linked	BCBA Argentina
ON class VII	Vista Energy Argentina S.A.U.	03/10/21	03/10/24	42.4	Bullet at maturity	4.25%	ARS in USD-linked	BCBA Argentina
ON class VIII (1)	Vista Energy Argentina S.A.U.	03/10/21	09/10/24	33.5	Bullet at maturity	2.73%	ARS	BCBA Argentina
ON class X (2)	Vista Energy Argentina S.A.U.	06/18/21	03/18/25	32.6	Bullet at maturity	4.00%	ARS	BCBA Argentina
ON class XI	Vista Energy Argentina S.A.U.	08/27/21	08/27/25	9.2	Bullet at maturity	3.48%	ARS in USD-linked	BCBA Argentina
ON class XII	Vista Energy Argentina S.A.U.	08/27/21	08/27/31	100.8	Amortizing (3)	5.85%	ARS in USD-linked	BCBA Argentina
ON class XIII	Vista Energy Argentina S.A.U.	06/16/22	08/08/24	43.5	Bullet at maturity	6.00%	USD	BCBA Argentina
ON class XIV	Vista Energy Argentina S.A.U.	11/10/22	11/10/25	40.5	Bullet at maturity	6.25%	USD	BCBA Argentina
ON class XV	Vista Energy Argentina S.A.U.	12/06/22	01/20/25	13.5	Bullet at maturity	4.00%	USD	BCBA Argentina
ON class XVI	Vista Energy Argentina S.A.U.	12/06/22	06/06/26	63.5	Bullet at maturity	0.00%	ARS in USD-linked	BCBA Argentina
ON class XVII	Vista Energy Argentina S.A.U.	12/06/22	12/06/26	39.1	Bullet at maturity	0.00%	ARS in USD-linked	BCBA Argentina

(1)

7.2 $MM were issued on March 10, 2021, equivalent to 9,323,430 UVA at a price of 1.0000 Argentine Pesos per UVA, and 26.3 $MM were issued on March 26, 2021, equivalent to 33,966,570 UVA at a price of 0.9923 Argentine Pesos per UVA

(2)	32.6 $MM were issued on June 18, 2021, equivalent to 39,093,997 UVA at a price of 1.0000 Argentine Pesos per UVA
(3)	Class XII to be repaid in 15 semi-annual installments, with a 3-year grace period.

Environmental, Social and Governance (ESG)

During 2022, Vista made solid progress on all ESG fronts.

Environmental

•	Recorded GHG emissions intensity of 18 kgCO2e/boe for the year, a 25% y-o-y reduction. In Q4 2022, GHG emissions intensity was 14 kgCO2e/boe (1).

•	Signed a renewable power purchase agreement, which is forecasted to supply 20% of the Company’s electricity needs in 2023, and gradually increase going forward.

•

Currently executing the Company’s first 4 Natural Based Solutions projects in 6 provinces (Corrientes, Santa Fe, Córdoba, Buenos Aires, Río Negro and Salta). The projects are managed by Aike, a Vista subsidiary set up to design, manage and execute the carbon offset projects, staffed with leading local experts.

Social

•	Recorded Total Recordable Incidents Rate (TRIR) < 1 for the third consecutive year.

•	Made good progress in gender initiatives through hiring and development of female talent, issuance of new policies and workshops to increase employee awareness.

•	Set up Social Management System to support the Company’s social performance (externally audited and following IFC standards).

Governance

•	Strengthened governance by issuing policies related to business ethics and increasing training hours to staff in such matters.

•	Implemented a public grievance mechanism procedure and added a community and stakeholder feedback link to Vista’s website.

(1)	Scope 1 and 2 emissions

Vista Energy S.A.B. de C.V.

Historical operational data

Average daily production by concession, totals and by product

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	2022	2021
Total production by field (boe/d)	54,718	50,669	44,825	43,900	41,064	48,560	38,845

Entre Lomas	5,081	5,395	4,688	4,698	5,214	4,968	5,231
Bajada del Palo Este (conventional)	731	741	807	867	967	786	907
Bajada del Palo Oeste (conventional)	1,326	1,665	1,733	1,849	2,115	1,642	2,378
Bajada del Palo Este (shale)	2,263	2,314	2,674	681	0	2,154
Bajada del Palo Oeste (shale)	33,368	30,104	27,996	28,065	25,262	29,730	23,225
Agua Amarga (Jarilla Quemada, Charco del Palenque)	247	247	213	395	458	275	460
25 de Mayo-Medanito	2,385	2,530	2,478	2,503	2,540	2,474	2,624
Jagüel de los Machos	2,738	2,866	2,928	3,109	3,151	2,909	3,114
Coirón Amargo Norte	167	218	257	234	232	219	264
Águila Mora (shale)	0	0	0	0	0	0	0
Acambuco	137	141	145	148	151	143	156
Coirón Amargo Sur Oeste	0	0	0	0	0	0	18
Aguada Federal (shale)	5,847	3,927	397	915	436	2,787	110
CS-01	428	521	509	436	538	473	266
A-10	0	0	0	0	0	0	84
TM-01	0	0	0	0	0	0	7

Crude oil production by field (boe/d) (1)	45,745	41,909	36,899	35,638	32,436	40,078	30,359

Entre Lomas	3,339	3,428	3,237	3,305	3,448	3,328	3,433
Bajada del Palo Este (conventional)	510	421	395	416	437	436	418
Bajada del Palo Oeste (conventional)	530	570	606	596	620	575	628
Bajada del Palo Este (shale)	2,187	2,176	2,483	651	0	2,075
Bajada del Palo Oeste (shale)	28,890	26,426	24,350	24,321	21,756	25,812	20,219
Agua Amarga (Jarilla Quemada, Charco del Palenque)	222	220	164	226	243	208	243
25 de Mayo-Medanito	2,213	2,243	2,306	2,325	2,372	2,272	2,410
Jagüel de los Machos	2,102	2,177	2,252	2,363	2,400	2,222	2,348
Coirón Amargo Norte	167	213	243	223	231	211	261
Águila Mora (shale)	0	0	0	0	0	0	0
Acambuco	16	16	17	17	17	16	19
Coirón Amargo Sur Oeste	0	0	0	0	0	0	16
Aguada Federal (shale)	5,155	3,518	347	777	391	2,464	99
CS-01	413	502	498	419	523	458	259
A-10	0	0	0	0	0	0	0
TM-01	0	0	0	0	0	0	7

Natural Gas production by field (boe/d) (2)	8,513	8,298	7,500	7,811	8,103	8,032	8,010

Entre Lomas	1,312	1,541	1,066	991	1,313	1,229	1,385
Bajada del Palo Este (conventional)	198	290	376	410	471	318	438
Bajada del Palo Oeste (conventional)	796	1,095	1,126	1,253	1,496	1,066	1,750
Bajada del Palo Este (shale)	76	139	192	31	0	1,066
Bajada del Palo Oeste (shale)	4,478	3,678	3,646	3,743	3,506	3,918	3,007
Agua Amarga (Jarilla Quemada, Charco del Palenque)	19	21	42	161	203	60	207
25 de Mayo-Medanito	171	288	172	177	168	202	215
Jagüel de los Machos	637	690	677	746	751	687	766
Coirón Amargo Norte	0	6	14	11	1	8	3
Águila Mora (shale)	0	0	0	0	0	0	0

Acambuco	121	125	128	132	134	126	137
Coirón Amargo Sur Oeste	0	0	0	0	0	0	1
Aguada Federal (shale)	692	408	50	139	45	323	11
CS-01	15	18	11	17	15	15	7
A-10	0	0	0	0	0	0	84
TM-01	0	0	0	0	0	0	0

NGL production by field (boe/d)	460	462	426	452	524	450	475

Entre Lomas	430	426	385	402	454	411	413
Bajada del Palo Este (conventional)	24	30	36	41	59	32	51
Bajada del Palo Oeste (conventional)	0	0	0	0	0	0	0
Bajada del Palo Este (shale)	0	0	0	0	0	0
Bajada del Palo Oeste (shale)	0	0	0	0	0	0	0
Agua Amarga (Jarilla Quemada, Charco del Palenque)	6	6	6	9	12	7	10

(1)	Acambuco includes condensate.
(2)	Excludes natural gas consumption, flared or reinjected natural gas.

Vista Energy S.A.B. de C.V.

Oil and gas concessions

Concessions	WI (%)	Operated / Non-operated	Expiration year	Target	Basin	Country
Entre Lomas Neuquén (1)	100%	Operated	2026	Conventional	Neuquina	Argentina
Entre Lomas Río Negro (1)	100%	Operated	2026	Conventional	Neuquina	Argentina
Bajada del Palo Oeste	100%	Operated	2053	Shale / Conventional	Neuquina	Argentina
Bajada del Palo Este	100%	Operated	2053	Shale / Conventional	Neuquina	Argentina
Charco del Palenque (1)	100%	Operated	2034	Conventional	Neuquina	Argentina
Jarilla Quemada (1)	100%	Operated	2040	Conventional	Neuquina	Argentina
25 de Mayo-Medanito (1)	100%	Operated	2026	Conventional	Neuquina	Argentina
Jagüel de los Machos (1)	100%	Operated	2025	Conventional	Neuquina	Argentina
Coirón Amargo Norte	84.6%	Operated	2037	Conventional	Neuquina	Argentina
Águila Mora	90%	Operated	2054	Shale	Neuquina	Argentina
Aguada Federal	100%	Operated	2050	Shale	Neuquina	Argentina
Bandurria Norte	100%	Operated	2050	Shale	Neuquina	Argentina
Acambuco	1.5%	Non-operated	2036 / 2040	Conventional	Noroeste	Argentina
CS-01	100%	Operated	2047	Conventional	Del Sureste	México

(1)	Concessions divested, effective March 1st, 2023.

Vista Energy S.A.B. de C.V.

Historical oil and gas export volumes and revenues

Oil exports	Q4-22	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20
Sales volume (Mbbl)	2,156.6	1,946.9	1,475.7	988.2	995.6	498.1	472.0	1,088.7	300.4	1,382.0	1,108.2	—
Revenues ($MM)	159.9	175.6	147.0	77.1	70.5	32.2	26.8	52.7	11.8	55.0	28.1	—

Gas exports	Q4-22	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20
Sales volume (MMBtu)	1.2	0.1	0.1	0.4	0.0	—	—	—	—	—	—	—
Revenues ($MM)	10.8	1.1	0.9	2.4	0.2	—	—	—	—	—	—	—

Vista Energy S.A.B. de C.V.

Vaca Muerta operational data

Shale oil wells detail

Bajada del Palo Oeste

Well name	Pad number (1)	Landing zone	Lateral length (mts)	Total frac stages
2013	BPO-1	Organic	2,483	33
2014	BPO-1	La Cocina	2,633	35
2015	BPO-1	Organic	2,558	34
2016	BPO-1	La Cocina	2,483	34
2029	BPO-2	Organic	2,189	37
2030	BPO-2	La Cocina	2,248	38
2032	BPO-2	Organic	2,047	35
2033	BPO-2	La Cocina	1,984	33
2061	BPO-3	La Cocina	2,723	46
2062	BPO-3	Organic	2,624	44
2063	BPO-3	La Cocina	3,025	51
2064	BPO-3	Organic	1,427	36
2025	BPO-4	Lower Carbonate	2,186	26
2026	BPO-4	La Cocina	2,177	44
2027	BPO-4	Lower Carbonate	2,551	31
2028	BPO-4	La Cocina	2,554	51
2501	BPO-5	La Cocina	2,538	52
2502	BPO-5	Organic	2,436	50
2503	BPO-5	La Cocina	2,468	50
2504	BPO-5	Organic	2,332	44
2391	BPO-6	La Cocina	2,715	56
2392	BPO-6	Organic	2,804	54
2393	BPO-6	La Cocina	2,732	56
2394	BPO-6	Organic	2,739	57
2261	BPO-7	La Cocina	2,710	46
2262	BPO-7	Organic	2,581	45
2263	BPO-7	La Cocina	2,609	45
2264	BPO-7	Organic	2,604	46

2211	BPO-8	Organic	2,596	53
2212	BPO-8	La Cocina	2,576	53
2213	BPO-8	Organic	2,608	54
2214	BPO-8	La Cocina	2,662	54
2351 (2)	BPO-9	La Cocina	3,115	63
2352 (2)	BPO-9	Organic	3,218	62
2353 (2)	BPO-9	La Cocina	3,171	61
2354 (2)	BPO-9	Organic	2,808	56
2441 (2)	BPO-10	La Cocina	3,094	63
2442 (2)	BPO-10	Organic	2,883	50
2443 (2)	BPO-10	La Cocina	2,816	57
2444 (2)	BPO-10	Organic	2,625	45
2081 (2)	BPO-11	La Cocina	2,785	49
2082 (2)	BPO-11	Organic	2,662	41
2083 (2)	BPO-11	La Cocina	2,365	37
2084 (2)	BPO-11	Organic	2,378	35
2311 (2)	BPO-12	La Cocina	3,104	54
2312 (2)	BPO-12	Organic	3,161	55
2313 (2)	BPO-12	La Cocina	3,259	55
2481 (2)	BPO-13	La Cocina	2,950	61
2482 (2)	BPO-13	Organic	2,826	57
2483 (2)	BPO-13	La Cocina	2,738	56
2484 (2)	BPO-13	Organic	2,576	52
2601 (2)	BPO-14	La Cocina	2,935	38
2602 (2)	BPO-14	Organic	2,968	51
2603 (2)	BPO-14	La Cocina	2,878	49
2604 (2)	BPO-14	Organic	2,508	43
2411 (2)	BPO-15	La Cocina	2,319	39
2412 (2)	BPO-15	Organic	3,181	54
2413 (2)	BPO-15	La Cocina	3,199	53
2414 (2)	BPO-15	Organic	3,192	55
2415 (2)	BPO-15	La Cocina	3,190	53

(1)	BPO-11 formerly pad #12, BPO-12 formerly pad #13, BPO-13 formerly pad #14.
(2)	Well included in JV with Trafigura. Vista WI 80%.

Bajada del Palo Este

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
WIN.Nq.AF-3(h)	AF-1	Organic	1,000	10
2101	BPE-1	La Cocina	2,372	49
2103	BPE-1	La Cocina	2,081	43

Aguada Federal

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
WIN.Nq.AF-3(h)	AF-1	Organic	1,000	10
WIN.Nq.AF-4(h)	AF-1	Upper Carbonate	1,000	10
WIN.Nq.AF-7(h)	AF-1	Upper Carbonate	1,028	10
WIN.Nq.AF-9(h)	AF-1	Upper Carbonate	1,000	10
WIN.Nq.AF-5(h)	AF-2	La Cocina	2,500	35
WIN.Nq.AF-6(h)	AF-2	La Cocina	2,500	35
AF-102(h)	AF-2	La Cocina	2,884	57
AF-202(h)	AF-2	Organic	2,559	51
AF-303	AF-3	La Cocina	2,555	40

AF-403	AF-3	Organic	2,554	33
AF-1103	AF-3	La Cocina	2,800	44
AF-1203	AF-3	Organic	2,839	43

Bandurria Norte

Well name	Landing zone	Lateral length (mts)	Total frac stages
WIN.Nq.BN-3(h)	Lower Orgánico/ Regresivo	1,000	10
WIN.Nq.BN-3(h)	Lower Orgánico / Regresivo	1,000	10
WIN.Nq.BN-2(h)	Upper Carbonate	1,000	10
WIN.Nq.BN-1(h)	La Cocina	2,500	35
YPF.Nq.LCav.x-11(h)	La Cocina / Regresivo	2,500	35

Vista Energy S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	2022	2021
Total Revenues	308,105	333,573	294,293	207,920	196,004	1,143,820	652,187
Oil	285,365	311,986	277,017	193,629	182,088	1,067,997	593,060
Natural Gas	21,171	20,138	15,908	13,020	12,244	70,237	54,301
NGL and others	1,569	1,449	1,368	1,271	1,672	5,586	4,826

Cost of Sales	(133,949)	(145,405)	(130,096)	(104,183)	(104,417)	(513,584)	(385,582)

Operating expenses	(36,113)	(34,753)	(31,729)	(30,839)	(30,311)	(133,385)	(107,123)
Stock fluctuation	4,722	(4,571)	(3,306)	2,655	(1,362)	(500)	(905)
Depreciation, depletion and amortization	(63,148)	(66,910)	(57,982)	(46,822)	(46,886)	(234,862)	(191,313)
Royalties	(39,410)	(39,171)	(37,079)	(29,177)	(25,858)	(144,837)	(86,241)

Gross profit	174,156	188,168	164,197	103,737	91,587	630,236	266,605

Selling expenses	(18,847)	(14,047)	(14,444)	(12,566)	(11,865)	(59,904)	(42,748)
General and administrative expenses	(19,615)	(15,860)	(15,888)	(12,463)	(14,764)	(63,826)	(45,858)
Exploration expenses	(169)	(175)	(187)	(205)	(124)	(736)	(561)
Other operating income	3,715	9,241	10,955	2,765	5,477	26,698	23,285
Other operating expenses	(715)	(564)	(782)	(1,260)	(2,317)	(3,321)	(4,214)
Impairment of long-lived assets	—	—	—	—	14,044	—	14,044

Operating profit (loss)	138,525	166,763	143,851	80,008	82,038	529,147	210,553

Interest income	425	294	74	16	23	809	65
Interest expense	(6,545)	(6,744)	(7,365)	(8,232)	(9,330)	(28,886)	(50,660)
Other financial results	(23,729)	(29,453)	14,575	(28,949)	(1,013)	(67,556)	(7,194)

Financial results, net	(29,849)	(35,903)	7,284	(37,165)	(10,320)	(95,633)	(57,789)

Profit/(Loss) before income tax	108,676	130,860	151,135	42,843	71,718	433,514	152,764

Current income tax (expense)/benefit	54,560	(68,457)	(51,633)	(26,559)	(15,162)	(92,089)	(62,419)
Deferred income tax (expense)/benefit	(87,732)	14,258	2,334	(750)	(21,001)	(71,890)	(39,695)

Income tax (expense)/benefit	(33,172)	(54,199)	(49,299)	(27,309)	(36,163)	(163,979)	(102,114)

Profit/(loss) for the period, net	75,504	76,661	101,836	15,534	35,555	269,535	50,650

Adjusted EBITDA Reconciliation ($M)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	2022	2021
Net (loss) / profit for the period	75,504	76,661	101,836	15,534	35,555	269,535	50,650

(+) Income tax	33,172	54,199	49,299	27,309	36,163	163,979	102,114
(+) Financial results, net	29,849	35,903	(7,284)	37,165	10,320	95,633	57,789

Operating profit (loss)	138,525	166,763	143,851	80,008	82,038	529,147	210,553

(+) Depreciation, depletion and amortization	63,148	66,910	57,982	46,822	46,886	234,862	191,313
(+) Restructuring and Reorganization expenses and others	—	—	259	272	1,619	531	(7,715)
(+) Impairment of long-lived assets	—	—	—	—	(14,044)	—	(14,044)

Adjusted EBITDA	201,673	233,673	202,092	127,102	116,497	764,540	380,107

Adjusted EBITDA Margin (%)	65%	70%	69%	61%	59%	67%	58%

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	2022	2021
Lifting Cost ($MM)	36.1	34.8	31.7	30.8	30.3	133.4	107.1
Lifting cost ($/boe)	7.2	7.5	7.8	7.8	8.0	7.5	7.6

Vista Energy S.A.B. de C.V.

Historical Adjusted Net Income / Loss

(Amounts expressed in thousand U.S. dollars)

Adj. Net Income reconciliation- in $M	Q4-22	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21
Net Profit/Loss	75,504	76,661	101,836	15,534	35,555	4,732	5,505	4,858

Adjustments:
(+) Deferred Income tax	87,732	(14,258)	(2,334)	750	21,001	6,005	10,679	2,010
(+) Changes in the fair value of Warrants	7,762	16,999	(17,188)	22,777	(7,096)	7,927	1,283	69
(+) Impairment	—	—	—	—	(14,044)	—	—	—
Adjustments to Net Income/Loss	95,494	2,741	(19,522)	23,527	(139)	13,932	11,962	2,079

Adjusted Net Income/Loss	170,998	79,402	82,314	39,061	35,416	18,664	17,467	6,937

Adj. Net Income reconciliation - in $M	Q4-20	Q3-20	Q2-20	Q1-20	Q4-19	Q3-19	Q2-19	Q1-19
Net Profit/Loss	(13,812)	(28,402)	(39,203)	(21,332)	(44,249)	21,502	3,702	(13,678)

Adjustments:
(+) Deferred Income tax	(17,410)	(5,490)	8,032	4,571	14,324	(911)	(1,703)	2,636
(+) Changes in the fair value of Warrants	107	(1,765)	(4,071)	(10,769)	14,278	(33,145)	(4,057)	16,084
(+) Impairment	9,484	4,954	—	—	—	—	—	—
Adjustments to Net Income/Loss	(7,819)	(2,301)	3,961	(6,198)	28,602	(34,056)	(5,760)	18,720

Adjusted Net Income/Loss	(21,631)	(30,703)	(35,242)	(27,530)	(15,647)	(12,554)	(2,058)	5,042

Adj. Net Income reconciliation - in $M	Q4-18	Q3-18	Q2-18	Q1-18
Net Profit/Loss	42,379	(27,887)	(40,876)	(3,466)

Adjustments:
(+) Deferred Income tax	(18,224)	14,915	15,291	(7)
(+) Changes in the fair value of Warrants	5,787	3,073	—	—
(+) Impairment	—	—	—	—
Adjustments to Net Income/Loss	(12,437)	17,988	15,291	(7)

Adjusted Net Income/Loss	29,942	(9,899)	(25,585)	(3,473)

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of December 31, 2022	As of December 31, 2021
Property, plant and equipment	1,606,339	1,223,982
Goodwill	28,288	28,416
Other intangible assets	6,792	3,878
Right-of-use assets	26,228	26,454
Investments in associates	6,443	2,977
Trade and other receivables	15,864	20,210
Deferred income tax assets	335	2,771
Total noncurrent assets	1,690,289	1,308,688
Inventories	12,899	13,961
Trade and other receivables	90,406	46,096
Cash, bank balances and other short-term investments	244,385	315,013
Total current assets	347,690	375,070

Total assets	2,037,979	1,683,758

Deferred income tax liabilities	243,411	175,420
Lease liabilities	20,644	19,408
Provisions	31,668	29,657
Borrowings	477,601	447,751
Warrants	0	2,544
Employee benefits	12,251	7,822
Trade and other payables	0	50,159
Total noncurrent liabilities	785,575	732,761
Provisions	2,848	2,880
Lease liabilities	8,550	7,666
Borrowings	71,731	163,222
Salaries and payroll taxes	25,120	17,491
Income tax liability	58,770	44,625
Other taxes and royalties	20,312	11,372
Trade and other payables	221,013	138,482
Total current liabilities	408,344	385,738

Total liabilities	1,193,919	1,118,499

Total equity	844,060	565,259

Total equity and liabilities	2,037,979	1,683,758

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from October 1st to December 31, 2022	For the period from October 1st to December 31, 2021	For the year 2022	For the year 2021
Revenue from contracts with customers	308,105	196,004	1,143,820	652,187
Revenues from crude oil sales	285,365	182,088	1,067,997	593,060
Revenues from natural gas sales	21,171	12,244	70,237	54,301
Revenues from LPG sales	1,569	1,672	5,586	4,826
Cost of sales	(133,949)	(104,417)	(513,584)	(385,582)
Operating costs	(36,113)	(30,311)	(133,385)	(107,123)
Crude oil stock fluctuation	4,722	(1,362)	(500)	(905)
Depreciation, depletion and amortization	(63,148)	(46,886)	(234,862)	(191,313)
Royalties	(39,410)	(25,858)	(144,837)	(86,241)

Gross profit	174,156	91,587	630,236	266,605

Selling expenses	(18,847)	(11,865)	(59,904)	(42,748)
General and administrative expenses	(19,615)	(14,764)	(63,826)	(45,858)
Exploration expenses	(169)	(124)	(736)	(561)
Other operating income	3,715	5,477	26,698	23,285
Other operating expenses	(715)	(2,317)	(3,321)	(4,214)
Reversal of impairment of long- lived assets	—	14,044	—	14,044

Operating profit	138,525	82,038	529,147	210,553

Interest income	425	23	809	65
Interest expense	(6,545)	(9,330)	(28,886)	(50,660)
Other financial income (expense)	(23,729)	(1,013)	(67,556)	(7,194)

Financial income (expense), net	(29,849)	(10,320)	(95,633)	(57,789)

Profit before income tax	108,676	71,718	433,514	152,764

Current income tax (expense) benefit	54,560	(15,162)	(92,089)	(62,419)
Deferred income tax (expense)	(87,732)	(21,001)	(71,890)	(39,695)

Income tax (expense)	(33,172)	(36,163)	(163,979)	(102,114)

Profit for the period, net	75,504	35,555	269,535	50,650

Other comprehensive income	(633)	(951)	(2,718)	(2,465)

Total comprehensive profit for the period	74,871	34,604	266,817	48,185

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from October 1st to December 31, 2022	For the period from October 1st to December 31, 2021	For the year 2022	For the year 2021
Cash flows from operating activities
Profit for the period / year, net	75,504	35,555	269,535	50,650
Adjustments to reconcile net cash flows
Items related to operating activities:
Allowance (reversal of) for expected credit losses	—	406	(36)	406
Net changes in foreign exchange rate	6,597	(3,587)	(33,263)	(14,328)
Discount for well plugging and abandonment	619	738	2,444	2,546
Net increase in provisions	715	698	2,790	1,930
Interest expense on lease liabilities	360	324	1,925	1,079
Discount of assets and liabilities at present value	(2,229)	4,958	2,561	2,300
Share-based payments	4,800	2,494	16,576	10,592
Employee benefits	143	84	502	247
Income tax expense	33,172	36,163	163,979	102,114
Items related to investing activities:
Depreciation and depletion	62,376	46,076	231,746	187,858
Amortization of intangible assets	772	810	3,116	3,455
(Reversal) of impairment of long-lived assets	—	(14,044)	—	(14,044)
Interest income	(425)	(23)	(809)	(65)
Gain from farmout agreement	—	(4,525)	(18,218)	(9,050)
Changes in the fair value of financial assets	(528)	1,198	17,599	(5,061)
Gain from assets disposal	—	—	—	(9,999)
Items related to financing activities:
Interest expense	6,545	9,330	28,886	50,660
Changes in the fair value of Warrants	7,762	(7,096)	30,350	2,182
Amortized cost	827	630	2,365	4,164
Remeasurement in borrowings	15,148	7,144	52,817	19,163
Other financial results	2,515	—	2,515
Changes in working capital:
Trade and other receivables	9,696	18,706	(46,272)	7,472
Inventories	(4,722)	1,362	500	908
Trade and other payables	18,978	(2,528)	40,183	16,209
Payments of employee benefits	(68)	(64)	(254)	(399)
Salaries and payroll taxes	5,289	4,480	2,877	3,929
Other taxes and royalties	(15,569)	1,926	(8,024)	(7,311)
Provisions	(510)	(1,501)	(2,265)	(1,918)
Income tax payment	(12,397)	(866)	(74,354)	(4,296)

Net cash flows provided by operating activities	215,370	138,848	689,771	401,393

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment	(148,613)	(79,656)	(479,361)	(321,285)
Payments for the acquisition of AFBN assets	(6,250)	—	(115,000)	6,203
Payments received from farmout agreement	—	5,000	20,000
Payments for acquisitions of other intangible assets	(3,374)	(502)	(6,030)	(1,612)
Proceeds from disposal of oil and gas properties	—	—
Payments for acquisitions of investments in associates	(744)	(900)	(3,466)	(2,977)
Cash received by AFBN assets acquisition	—
Interest received	425	23	809	65
Proceeds from disposal of other financial assets	336	—	336

Net cash flows (used in) investing activities	(158,220)	(76,035)	(582,712)	(319,606)

Cash flows from financing activities:
Proceeds from borrowings	52,618	—	128,788	358,093
Payment of borrowings cost	(1,086)	—	(1,670)	(3,326)
Payment of borrowings principal	(30,096)	(1,593)	(195,091)	(284,695)
Payment of borrowings interest	(4,238)	(3,748)	(34,430)	(54,636)
Payment of lease	(2,892)	(2,788)	(11,494)	(8,911)
Share repurchase	(5,500)	—	(29,304)	—

Net cash flow provided by (used in) financing activities	8,806	(8,129)	(143,201)	6,525

	For the period from October 1st to December 31, 2022	For the period from October 1st to December 31, 2021	For the year 2022	For the year 2021
Net increase (decrease) in cash and cash equivalents	65,956	54,684	(36,142)	88,312

Cash and cash equivalents at beginning of period	180,793	261,424	311,217	201,314
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents	(4,793)	(4,891)	(33,119)	(2,559)
Net increase (decrease) in cash and cash equivalents	65,956	54,684	(36,142)	112,462

Cash and cash equivalents at end of period	241,956	311,217	241,956	311,217

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	1 million British thermal units = 27.096 cubic meters of gas

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million USD Dollars quarter on quarter

•	▲ y: Represents the variation in million USD Dollars year on year

•	$MM: Million US Dollars

•	$M: Thousand US Dollars

•	$/bbl: US Dollars per barrel of oil

•	$/boe: US Dollars per barrel of oil equivalent

•	$/MMBtu: US Dollars per million British thermal unit

•	$/ton: US Dollars per metric ton

•

Adj. EBITDA / Adjusted EBITDA: Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments

•	Adjusted EBITDA margin: Adjusted EBITDA divided by total revenues

•	Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares

•	Adjusted Net Income/Loss: Net profit /loss for the period + Deferred Income Tax + Changes in the fair value of the warrants + Impairment of long-lived assets

•	boe: barrels of oil equivalent (see conversion metrics above)

•	boe/d: Barrels of oil equivalent per day

•	bbl/d: Barrels of oil per day

•	CNG: Compressed natural gas

•	CO2e: Carbon dioxide equivalent

•	FY 2022: Full (calendar) year 2022

•	ESG: Environmental, Social and Governance

•	GHG: Greenhouse gases

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow

•	Mts: meters

•

Lifting cost: production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, depletion and amortization, royalties, direct taxes, commercial, exploration and G&A costs.

•	MMboe: Million barrels of oil equivalent

•	MMm3/d: Million cubic meters per day

•

Plan Gas: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume over a total of 67.4 MMm3/d at an average annual price of 3.29 $/MMBtu for a four-year term as of January 1, 2021

•

Proved reserves: the inform included regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2022. The proved reserves estimates are derived from the reports dated January 30, 2023 prepared by DeGolyer and MacNaughton (“D&M”), for Vista’s concessions located in Argentina and Mexico. D&M is an independent reserves engineering consultant. The 2022 Reserves Reports prepared by D&M are based on information provided by Vista and presents an appraisal as of December 31, 2022 of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada, Coirón Amargo Norte, Acambuco, Jagüel de los Machos, 25 de Mayo-Medanito, Aguada Federal and Bandurria Norte blocks in Argentina, and CS-01 block in Mexico.

•	Reserves life ratio: calculated as the proved reserves divided by the annual production

•	Reserves replacement ratio: calculated as the proved reserves additions divided by the annual production

•	TED: Total effective days – days in which shale oil wells were producing

•	TRIR: Total Recordable Incident Rate

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year

•	q-o-q: Quarter on quarter

•	UVA: Acquisitive value units

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and

Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel of distribution of material information.

Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaenergy.com

Phone in Argentina: +54.11.3754.8500

Phone in Mexico: +52.55.8647.0128